EXHIBIT 3(b)(ii)

                       UNITED DOMINION REALTY TRUST, INC.
                               BOARD OF DIRECTORS
                                  RESOLUTIONS

                          First Amendment to Bylaws of
                       United Dominion Realty Trust, Inc.

                           Adopted February 20, 1996

RESOLVED, that the Board of Directors of United Dominion Realty Trust, Inc., a Virginia corporation (the "Company") does hereby approve an amendment to the bylaws of the Trust to allow for the record date to occur no more than 70 days prior to the annual meeting of shareholders as provided by ss. 13.1-714 of the Virginia Stock Corporation Act;

FURTHER RESOLVED, that the amendment be effective as of January 30, 1996; and

FURTHER RESOLVED, that paragraph 3 of the Company's bylaws are amended and restated, as follows:

                  The transfer of books for shares of stock of the corporation may be closed by order of the Board of Directors for not exceeding 70 days for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or in order to make a determination of stockholders for any other purpose. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date to be not more than 70 days preceding the date on which the particular action requiring such determination of the stockholders is to be taken.